Announcement








                  Company GoldmanSachs International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 12:45 7 Mar 2003
                  Number 4530I






EMM DISCLOSURE
FORM 38.5 (SUMMARY)

Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM
      Goldman Sachs International


Date of disclosure
      7 March 2003 (Late Disclosure)


Contact name
      Peter Highton


Telephone number
      0207-774-1935


Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

Oxford Glycosciences plc


AMENDMENT
If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:



In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of the disclosure requirements see Rules 8 and 38 of the Code.If in doubt contact the Monitoring Section of the Panel, Tel. No:
020 7638 0129.

Email: monitoring@disclosure.org.uk


FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)

      Oxford Glycosciences plc


Class of security

      Ordinary Shares


Date of disclosure

      7 March 2003


Date of dealing

      4 March 2003


Name of EMM

      Goldman Sachs International


Name of offeree/offeror with whom connected

      Oxford Glycosciences plc


Total number of securities purchased

      364,259


Highest price paid*

      1.9229 GBP Sterling


Lowest price paid*

      1.9229 GBP Sterling


Total number of securities sold

      0


Highest price received*

      0.00 GBP Sterling


Lowest price received*

      0.00 GBP Sterling


*Currency must be stated



END